UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Liberty Oilfield Services Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

53115L104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]       Rule 13d-1(b)

[    ]       Rule 13d-1(c)

[ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 53115L104

1.	Names of Reporting Persons. Robert Day

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ___X___

3. SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,381,868
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,381,868

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,381,868

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions)

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CUSIP No. 53115L104

1.	Names of Reporting Persons. Oakmont Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ___X___

3. SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,381,868
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,381,868

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,381,868

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 3.3%

12.	Type of Reporting Person (See Instructions)

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CUSIP No. 53115L104

Item 1.

(a)	Name of Issuer Liberty Oilfield Services Inc. (the “Company”)

(b)	Address of Issuer's Principal Executive Offices 950 17th Street, Suite 2400, Denver, Colorado 80202

Item 2.

(a)	This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons” with respect to the shares of common stock of the Company:

(i) Robert Day

(ii) Oakmont Corporation (“Oakmont”)

(b)	The principal business office of the Filers is located at: 865 South Figueroa Street, Suite 700

Los Angeles, CA 90017

(c)	Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

(d)	Title of class of securities:

Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) of the Company.

(e)	CUSIP No.: 53115L104
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CUSIP No. 53115L104
Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

(a)       Amount beneficially owned:

Robert Day - 5,381,868 shares of Class A Common Stock

Oakmont - 5,381,868 shares of Class A Common Stock

The amount of Class A Common Stock beneficially owned on the response to Item 5, Item 6, Item 7, Item 8 and Item 9 on the attached cover pages consist of shares of Class A Common Stock and membership interests (“Units”) in Liberty Oilfield Services New HoldCo LLC (“Liberty LLC”). The limited liability company agreement of Liberty LLC provides certain holders of Units with certain rights to cause Liberty LLC to acquire all or a portion of the Units (with automatic cancellation of an equal number of shares of Class B common stock of the Company) (the “Redemption Right”) for, at Liberty LLC’s election, (a) shares of Class A Common Stock at a redemption ratio of one share of Class A Common Stock for each Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (b) an equivalent amount of cash based on the 30-day volume weighted average price of Class A Common Stock ending on the trading day that is immediately prior to the date that the Redemption Right is exercised. The Units and the right to exercise the Redemption Right have no expiration date.

(b)       Percent of class:

Robert Day - 3.3%

Oakmont - 3.3%

(c)        Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:

Robert Day - 0 shares of common stock

Oakmont - 0 shares of common stock

(ii)       Shared power to vote or to direct the vote:

Robert Day - 5,381,868 shares of common stock

Oakmont - 5,381,868 shares of common stock

(iii)       Sole power to dispose or to direct the disposition of:

Robert Day - 0 shares of common stock

Oakmont - 0 shares of common stock

(iv)       Shared power to dispose or to direct the disposition of:

Robert Day - 5,381,868

Oakmont - 5,381,868

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CUSIP No. 53115L104

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Item 11.	Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

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CUSIP No. 53115L104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

/s/ Robert Miller
Robert Miller as attorney-in-fact for Robert A. Day

Oakmont Corporation
By	/s/ Robert Miller
Robert Miller, Managing Director

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CUSIP No. 53115L104

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with transactions by the undersigned in the Class A Common Stock, $0.01 par value per share, of Liberty Oilfield Services Inc. For that purpose, the undersigned hereby constitute and appoint Robert Day as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 11, 2021

/s/ Robert Miller
Robert Miller as attorney-in-fact for Robert A. Day

Oakmont Corporation
By	/s/ Robert Miller
Robert Miller, Managing Director